SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 14, 2003

Provident Energy Trust

(Translation of registrant’s name into English)

Suite 900, 606 4th Street S.W.
Calgary, Alberta Canada T2P 4H2

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES
Press Release
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVIDENT ENERGY TRUST

Date: March 14, 2003	By:	/s/ Mark N. Walker Mark N. Walker Vice President, Finance & Chief Financial Officer

530 – 8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

March 11, 2003

British Columbia Securities Commission	Nova Scotia Securities Commission
Alberta Securities Commission	Registrar of Securities, Prince Edward Island
Saskatchewan Securities Commission	Office of the Administrator, New Brunswick
The Manitoba Securities Commission	Securities Commission of Newfoundland
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Toronto Stock Exchange (TSX)

Dear Sirs:

Subject:	Provident Acquisitions Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General & Special
2.	Security Description of Voting Issue	: Exchangeable Shares
3.	CUSIP Number	: 743 83R 102
4.	Record Date	: April 7, 2003
5.	Meeting Date	: May 7, 2003
6.	Meeting Location	: Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“signed by”

Brent Jopko
Assistant Corporate Trust Officer
Direct Dial No. (403) 267-6558

cc:	Provident Energy Trust Attention: Tom Buchanan

530 – 8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

March 11, 2003

British Columbia Securities Commission	Nova Scotia Securities Commission
Alberta Securities Commission	Registrar of Securities, Prince Edward Island
Saskatchewan Securities Commission	Office of the Administrator, New Brunswick
The Manitoba Securities Commission	Securities Commission of Newfoundland
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Toronto Stock Exchange (TSX)

Dear Sirs:

Subject:	Provident Energy Trust

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Trust:

1.	Meeting Type	: Annual General & Special
2.	Security Description of Voting Issue	: Trust Units
3.	CUSIP Number	: 743 86K 104
4.	Record Date	: April 7, 2003
5.	Meeting Date	: May 7, 2003
6.	Meeting Location	: Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“signed by”

Brent Jopko
Assistant Corporate Trust Officer
Direct Dial No. (403) 267-6558

cc:	Provident Energy Trust Attention: Tom Buchanan